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                               April 15, 2024

       Sanjeev Redkar
       President
       Apollomics Inc.
       989 E. Hillsdale Blvd., Suite 220
       Foster City, CA 94404

                                                        Re: Apollomics Inc.
                                                            Registration
Statement on Form F-3
                                                            Response dated
April 12, 2024
                                                            File No. 333-278431

       Dear Sanjeev Redkar:

                                                        We have reviewed your
response and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 12, 2024 letter.

       Correspondence dated April 12, 2024

       General

   1. Please tell us how to reconcile the portion of your response to prior comment 1 that indicates that all
members of the company's board of directors reside outside of China with the disclosure on
page 38 of your filing that indicates that two of your directors are based in mainland
China.
 Sanjeev Redkar
FirstName
ApollomicsLastNameSanjeev  Redkar
             Inc.
Comapany
April       NameApollomics Inc.
       15, 2024
April 215, 2024 Page 2
Page
FirstName LastName
       Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Daniel Nussen, Esq.